As filed with the Securities and Exchange Commission on May 31, 2002
Registration No. 333-68610

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SONOSITE, INC.
(Exact name of Registrant as Specified in Its Charter)

Washington	91-1405022
(State or other jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

21919 30th Drive SE
Bothell, Washington 98021-3904
(425) 951-1200
(Address, Including Zip Code, and Telephone Number Including Area Code, of Registrant’s Principal Executive Offices)

Kevin M. Goodwin
President and Chief Executive Officer
SonoSite, Inc.
21919 30th Drive SE
Bothell, Washington 98021-3904
(425) 951-1200
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Stephen M. Graham
Orrick, Herrington & Sutcliffe LLP
719 Second Avenue, Suite 900
Seattle, Washington 98104
(206) 839-4300

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this post-effective amendment.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby undertakes to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is incomplete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 31, 2002

1,666,667 Shares

SONOSITE, INC.

Common Stock

The selling shareholders are offering to sell 1,666,667 shares of our common stock with this prospectus. We will not receive any proceeds from sales of these shares by the selling shareholders.

The selling shareholders acquired the offered shares directly from us in a private placement that was exempt from the registration requirements of the federal securities laws. We are required to register these shares under the terms of a share purchase agreement between the selling shareholders named in this prospectus and us.

Our common stock is quoted on the Nasdaq National Market under the symbol “SONO.” On May 30, 2002, the last sales price of our common stock was $15.98 per share.

The selling shareholders may sell their shares from time to time on the Nasdaq National Market or otherwise. They may sell the shares at prevailing market prices or at prices negotiated with purchasers. The selling shareholders will be responsible for any commissions or discounts due to brokers or dealers. The amount of those commissions or discounts cannot be known now because they will be negotiated at the time of the sales. We will pay all other offering expenses.

Investing in our common stock involves a high degree of risk. Before buying any shares you should read the discussion of material risks of investing in our common stock in “Risk Factors” beginning on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Our executive offices are located at 21919 30th Drive SE, Bothell, Washington 98021-3904, and our telephone number is (425) 951-1200.

The date of this prospectus is May    , 2002.

You should rely only on the information provided in this prospectus, including information incorporated by reference. Neither we nor any of the selling shareholders have authorized anyone to give you different information or representations. You should not assume that the information in this prospectus is accurate as of any date after the date of this prospectus. This prospectus is an offer to sell, and a solicitation of offers to buy, the shares offered by this prospectus only in jurisdictions where offers and sales are permitted.

SonoSite® is the registered trademark of SonoSite, Inc. The stylized SonoSite logo, SonoHeart ELITETM and SonoSite 180PLUSTM are trademarks of SonoSite, Inc. This prospectus also contains or incorporates by reference trademarks and service marks of other companies.

RISK FACTORS

Investing in our common stock involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the risks described below before purchasing our common stock. If any of the following risks actually occur, our business could be materially harmed, and our financial condition and results of operations could be materially and adversely affected. As a result, the trading price of our common stock could decline, and you might lose all or part of your investment.

If our products do not gain market acceptance, we will fail to generate sufficient revenue to maintain our business.

The market for hand-carried, high performance ultrasound devices is new and largely undeveloped. Our products represent a new technological alternative to traditional ultrasound examinations. We seek to sell our products to current users of ultrasound, as well as to physicians and other healthcare providers who do not currently use ultrasound, and our success will depend on the acceptance of our products by the medical community, patients and third-party payors as medically useful, safe and cost-effective. Competing hand-carried or traditional cart-based ultrasound devices may be more cost-effective than our products. Physicians and other healthcare providers may adopt our products at a slow rate, if at all. If the market fails to accept our products, we will be unable to generate sufficient sales revenue to maintain our business.

If we are unable to compete effectively, we will fail to generate sufficient revenue to maintain our business.

We currently face competition from companies that manufacture cart-based and portable ultrasound devices. The dominant competitors in this industry are GE Medical Systems, a unit of General Electric Company, Siemens AG and Philips Medical Systems, a unit of Koninklijke Philips Electronics, N.V. that recently purchased two other competitors, Agilent Healthcare Solutions Group and ATL, our former parent company. These competitors are very large, global organizations and have the following advantages over us:

•	greater financial and infrastructure resources;

•	larger research and development staffs;

•	greater experience in product manufacturing, marketing and distribution;

•	greater brand name recognition; and

•	long-standing relationships with many of our potential customers.

These manufacturers of cart-based and portable ultrasound devices could use their greater resources to increase and withstand competition through various means, including price and payment terms, product quality, market penetration, employee compensation, hospital systems integration and complementary services such as warranty protection, maintenance and product training. Existing product supply relationships between these companies and our potential customers could discourage widespread adoption of our products due to brand loyalty or preferred customer discounts. Competition from these companies could result in higher turnover of our employees. If we are unable to respond to competitive pressures from the cart-based and portable ultrasound markets, we could experience delayed or reduced market acceptance of our products, higher expenses and lower sales revenue.

In addition, as the market for hand-carried, high performance ultrasound devices develops, we expect competition to increase as potential and existing competitors enter the hand-carried market or modify their existing products to more closely approximate the combined portability, quality, performance and cost or our products. Our current competitors in the hand-carried market include GE Medical Systems, Agilent/Philips Medical Systems, Biosound Esaote, Inc., Medison America Inc., a subsidiary of Medison Company, Ltd., and Terason, a division of TeraTech Corporation. Other potential entrants to the hand-carried market include Novasonics, Inc. These competitors may develop highly portable or hand-carried ultrasound devices that offer the same or greater reliability and quality, perform greater or more useful functions, or are more cost-effective than our products. If we are unable to compete effectively with new entrants to the hand-carried, high performance ultrasound market, we will be unable to generate sufficient sales revenue to maintain our business.

If our competitors develop and market medical imaging devices that render our products obsolete or noncompetitive, we will be unable to compete.

The life cycles of our products are difficult to estimate. Our products could become obsolete or unmarketable if:

•	our competitors introduce ultrasound devices that are superior to ours;

•	other products using new technologies emerge; or

•	industry standards exceed our products’ capabilities.

If we fail to enhance our existing products or develop and market new products, our products will become obsolete and we will be unable to compete.

Our single technological platform renders us less able to withstand adverse changes in the market.

Although we market our products for use in a variety of clinical applications and settings, we have only a single technological platform upon which all our ultrasound devices are based. Any attempt to design a new platform for ultrasound imaging will require substantial amounts of time and money, and may not be successful. If our platform becomes obsolete, unmarketable or unaccepted by the market for any reason, and we are unable or slow to develop a new platform to replace it, we will be unable to generate sufficient sales revenue to maintain our business.

If traditional providers of ultrasound examinations discourage potential new users from adopting our products, we could experience limited demand for our products.

In traditional ultrasound practice, physicians and other healthcare providers typically refer patients to centralized locations where radiologists and other specialized personnel provide ultrasound examinations. Although our products are currently used by radiologists, our products also enable the delivery of ultrasound examinations at the primary point of care by the examining physician or healthcare provider. Radiologists and other ultrasound specialists have a professional and financial interest in maintaining traditional ultrasound practice. If these traditional providers of ultrasound examinations discourage other healthcare providers from adopting our products, we could experience limited demand for our products.

If the training and education necessary to conduct ultrasound examinations discourage new users from adopting our products, we could experience limited demand for our products.

We seek to sell our products to customers already experienced in ultrasound procedures, as well as to physicians and other healthcare providers who do not currently use ultrasound imaging devices or administer ultrasound examinations. Although customers who are experienced in ultrasound procedures will need little, if any, specialized training to use our products, any new users of ultrasound will require training and education to properly administer ultrasound examinations. If these potential customers are unable or unwilling to be trained due to cost, time constraints, unavailability of courses or other reasons, we could experience limited demand for our products.

If our suppliers, including our single-source suppliers, fail to supply us with the components that we need to manufacture our products on a timely basis, we could experience production delays, cost increases and lost sales.

We depend on suppliers, including some single-source suppliers, to provide highly specialized parts, such as custom-designed integrated circuits, cable assemblies and transducer components. We also depend on single-source suppliers to provide other components, such as image displays, batteries, capacitors and cables. We do not maintain significant inventories of components, and may experience an interruption of supply if a supplier is unable or unwilling to meet our time, quantity and quality requirements. There are relatively few alternative sources of supply for some of these components. An increase in demand for some parts by other companies could also interrupt our supply of components. We have in the past experienced supply problems in timeliness and quality, but to date these problems have not resulted in lost sales or lower demand. Nevertheless, if we experience an interruption of supply or are required to switch suppliers, the manufacture and delivery of our products could be interrupted, our manufacturing costs could substantially increase and we could lose substantial amounts of product sales.

If we or our suppliers fail to comply with regulations governing our manufacturing practices, we could experience production delays, cost increases and lost sales.

The Food and Drug Administration, or FDA, requires us and our key suppliers to demonstrate and maintain compliance with the FDA’s Quality System Regulation, or QSR, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging and shipping of our products. The FDA enforces the QSR through periodic, unannounced inspections. We, or any of our key component suppliers, may fail to comply with regulatory requirements. Failure to take corrective action in response to a QSR inspection could force a shutdown of our manufacturing operations and a recall of, or field action relating to, our products. Such failure may prevent us from meeting production schedules, minimizing manufacturing costs, maintaining quality requirements or completing product sales.

For example, the FDA inspected our manufacturing facility in August 2001. In addition, the British Standards Institution performed a management systems assessment of our manufacturing processes in May 2000, February 2001 and June 2001. These inspections resulted in observations to which we submitted responses, and we believe these responses have been accepted by those agencies. Also, in August 2001 the FDA classified as a class II field action a May 2000 software upgrade we issued to correct an error in an algorithm contained in one of our products. If our appeal of this classification is unsuccessful, we will be required to take additional steps in an effort to ensure that all affected purchasers receive the upgrade. If required to take action, we do not believe the associated costs will be significant. Although to date these actions by regulatory bodies have not required us to incur substantial costs or delay product shipments, we expect to experience further inspections and incur additional costs as a result of governmental regulation.

Our limited manufacturing experience and the complexity of our products may impair our ability to respond effectively to manufacturing problems, manage our inventory and avoid excessive warranty costs.

Prior to the fourth quarter of 2000, we had outsourced the manufacture of our products to ATL. In the fourth quarter of 2000, we transitioned product manufacturing to our own facility under the control of our employees. In order to make this transition, we built a series of manufacturing lines and developed our own manufacturing processes and procedures. We have limited experience in managing manufacturing problems and risks, such as line shutdowns, product procurement issues, regulatory compliance, rework, quality system issues or yield issues. We manufacture our products and determine product mix based on forecasts of sales in future periods. Incorrect forecasts and long order lead-times could lead to shortages or surpluses of product inventory. If we experience any manufacturing problems, we may experience delays in shipping our products. Our failure to effectively manage our manufacturing process may prevent us from meeting production schedules, minimizing manufacturing costs, maintaining quality requirements or completing product sales.

In addition, our products are intricate and technically complex. As a result, deficiencies in our design and manufacturing process may result in significant warranty exposure. Our products generally carry a one-year warranty against defects in materials and workmanship. We will be responsible for all claims, actions, damages, liens, liabilities and costs for all product field actions, returns and defects attributable to manufacturing. Although we have established accruals for the liability associated with product warranties, any unforeseen warranty exposure could increase our expenses and impair our operating results.

Our reliance on a single manufacturing facility may impair our ability to respond to natural disasters or other unforeseen catastrophic events.

Our sole manufacturing facility is located in a single building in Bothell, Washington. Despite precautions taken by us, a natural disaster such as an earthquake or other unanticipated catastrophic events at this building could significantly impair our ability to manufacture our products and operate our business. Our facility and certain manufacturing equipment would be difficult to replace and could require substantial replacement lead-time. Such catastrophic events may also destroy any inventory of product or components. While we carry insurance for natural disasters and business interruption, the occurrence of such event could result in losses that exceed the amount of our insurance coverage, which would impair our financial results.

If our products do not perform as expected, we could experience lost revenue, delayed or reduced market acceptance of our products, increased costs and damage to our reputation.

Our success depends on the market’s confidence that we can provide reliable, high quality medical devices. Our customers are particularly sensitive to product defects and errors because of the use of our products in medical practice. Our reputation and the public image of our products may be impaired for any of the following reasons:

•	failure of products to perform as expected;

•	a perception that our products are difficult to use; and

•	litigation concerning the performance of our products or our technology.

Even after any underlying problems are resolved, any manufacturing defects or performance errors in our products could result in lost revenue, delay in market acceptance, damage to our reputation, increased service and warranty costs and claims against us.

We have a history of losses, we expect future losses and we may never be profitable.

We have incurred net losses in each quarter since we commenced operations. As of March 31, 2002, we had an accumulated deficit of approximately $81.6 million. Although we will continue to incur additional losses in the near term, we expect to achieve one or more profitable quarters within the next several quarters. Even if we do achieve one or more profitable quarters, however, we may be unable to sustain or increase future profitability on a quarterly or annual basis. Additionally, our losses may increase if we cannot increase or sustain our revenue. Our revenue from product sales has been insufficient to cover our expenses, and we expect that our operating expenses will substantially increase in the foreseeable future as we expand our sales and marketing infrastructure, our manufacturing capability and possibly our product development activities. Our expansion efforts, to be successful, may require more funding than we currently anticipate. Accordingly, we will need to generate significant additional sales revenue in the future before we will be able to sustain or increase profitability. If we cannot generate such revenue, we may never be profitable. If we fail to achieve or sustain profitability, the market price for our common stock will likely fall.

A failure to manage our growth could impair our ability to achieve our business objectives.

We have experienced rapid growth since our inception as a stand-alone company. Our sales revenue increased from $10.2 million in 1999 to $32.0 million in 2000 and $45.7 million in 2001. We reported revenues of $12.8 million for the quarter ended March 31, 2002. During 2001, we increased the number of our sales representatives in the United States from 26 to 51, introduced two new products to the market and began expanding our operations in Europe. We expect continued significant growth in all areas of operations as we continue to develop, manufacture, market and sell our products. Our growth could strain our existing management, operational and financial resources. In order to manage our growth effectively, we will need to expand our manufacturing and quality assurance staff, our sales staff and our manufacturing capabilities. In addition, we will need to improve the productivity and efficiency of our existing operational, financial and management resources and information systems. We may be unable to hire and retain the personnel necessary to operate and expand our business. We also may be unable to increase the productivity and efficiency of our existing resources. If we fail to timely improve or augment our existing resources in response to our growth, we may be unable to effectively manage our business and achieve our objectives.

Our strategy of expanding and maintaining our domestic sales force may fail to generate a substantial increase in sales.

We began direct sales of our products in the United States in February 2000 with a sales force comprised of sonographers with little direct sales experience. Since then, we have nearly doubled the size of our direct sales force in the United States by supplementing our sonographers with trained professional sales people. We expect to continue expanding our domestic sales force to add clinical application specialists, including cardiology product specialists, in an effort to improve our sales efficiency and reach new markets. This expansion will require extensive training efforts, substantial management attention and a substantial increase in sales and marketing expenses. Despite our expenditures and efforts, we may not successfully expand our market penetration or generate a substantial increase in sales.

Our limited financial resources may impair our ability to market our products effectively and may limit our product sales.

Marketing is critical to generate awareness of our products and promote the new uses of ultrasound that our products enable. Our marketing efforts must overcome the marketing efforts of our competitors, as well as the resistance that may be shown by both existing and new ultrasound users. We have incurred and will continue to incur significant expenditures for a range of marketing efforts, including attendance at trade shows, direct mail solicitations and print advertising. If our limited financial resources impair our marketing budget, we may be unable to generate sufficient brand awareness to positively impact product sales. This lack of brand awareness may result in delayed or reduced market acceptance of our products and may limit our product sales.

If our operating results fluctuate and fall below expectations of securities analysts and investors, our stock price may decline and you may lose some or all of your investment.

Our operating results have fluctuated in the past, and we expect these fluctuations to continue in the foreseeable future. Many factors affecting our quarterly operating results are outside our control, including:

•	product and price competition;

•	global economic conditions;

•	performance of our third-party distributors;

•	year-end customer budget constraints and other customer buying patterns; and

•	changes in component cost and availability.

Other factors are difficult to control, including:

•	demand for our products;

•	estimating appropriate manufacturing levels for forecasted sales;

•	inventory management and obsolescence;

•	performance of our direct sales and distribution channels;

•	development of new and enhanced products;

•	product introductions and commercializations; and

•	timing and magnitude of our expenses.

A negative fluctuation of our operating results could run contrary to the expectations of securities analysts or investors, which may reduce the market price of our stock and cause a loss of some or all of your investment.

Our creation, maintenance and expansion of direct sales and distribution operations in Europe will burden our resources and may fail to generate a substantial increase in sales.

We have historically relied on third-party distributors to sell our products in Europe. We recently commenced operations in the United Kingdom, France, Germany and Spain to sell our products directly in each of those countries. We expect to expand our European direct sales operations in the future. Establishing, maintaining and expanding these operations will require us to:

•	substantially increase our costs of operations;

•	temporarily divert existing management resources;

•	establish an efficient and self-reliant local infrastructure;

•	attract, hire and train qualified local sales and administrative personnel;

•	comply with additional local regulatory requirements; and

•	expand our information, financial, distribution and control systems to manage expanded global operations.

Our movement into Europe will require substantial financial and management resources. The costs of this expansion are unpredictable, difficult to control and may exceed budgeted amounts. Despite our expenditures and efforts, we may not generate a substantial increase in European sales revenue, which would impair our operating results.

Our foreign sales revenue is subject to currency fluctuation and other risks associated with doing business outside the United States.

The percentage of our sales revenue originating outside the United States equaled 49% in the quarter ended March 31, 2002, 48% in 2001 and 53% in 2000. Of these foreign sales revenue, approximately 22% originated in Japan in the quarter ended March 31, 2002, 35% in 2001 and 49% in 2000. Our revenue from international sales may be adversely affected by any of the following risks:

•	currency rate fluctuations;

•	reduced protection for intellectual property rights;

•	longer receivables collection periods and greater difficulty in receivables collection;

•	localizing products for foreign markets; and

•	compliance with export laws, including license requirements, trade restrictions and tariff increases.

As of March31, 2002, 61% of our outstanding accounts receivable balance was from international customers. Our distributor in Japan was indebted to us for approximately $1.4 million, representing 11% of our outstanding accounts receivable balance. In addition, approximately 5% of our outstanding receivables was from a single customer in Argentina who was indebted to us for $603,000. We regularly review our receivable position in foreign countries for any indication that collection may be at risk. For example, due to current economic events in Argentina, including the decision to allow the

Argentine peso to float against the U.S. dollar, we recorded an additional allowance of $102,000 on an account in Argentina during the first quarter of 2002, and we may be required to write off some or all of our Argentine receivables.

Our foreign distributors may be unwilling or unable to devote sufficient resources to market and sell our products, which could delay or reduce market acceptance and sales of our products outside the United States.

We currently depend on foreign distributors to help promote market acceptance and demand for our products in countries in which we do not have a direct sales force. For example, sales to our distributor in Japan, Olympus, represented 17% of our revenue in 2001 and 11% of our revenue in the quarter ended March 31, 2002. Foreign distributors that are in the business of distributing other medical products may not devote the resources and support required within these countries to generate awareness of our products and grow or maintain product sales. If these distributors are unwilling or unable to market and sell our products, we could experience delayed or reduced market acceptance and sales of our products outside the United States.

The loss of any principal member of our management team or scientific staff, on whom we rely heavily, could impair our ability to compete.

Our success depends heavily on our ability to retain the services of the principal members of our management team and scientific staff. Competition among medical device companies for qualified employees is intense. We may fail to retain these key employees, and we may fail to attract qualified replacements if they do leave. We do not maintain key-person insurance on any of our employees. We do not have employment agreements with any of our employees. The loss of any of our key employees could significantly delay or prevent the achievement of our scientific or business objectives.

If we are unable to protect and enforce our intellectual property rights, we may be unable to compete effectively.

Much of our value arises out of our proprietary technology and intellectual property for the design, manufacture and use of hand-carried ultrasound imaging devices. Our success and ability to compete effectively depend on our ability to protect our proprietary information. We rely on patent, copyright, trade secret and trademark laws to protect our proprietary technology and limit the ability of others to compete with us using the same or similar technology.

We currently hold five patents relating to the weight of digital beamformers, beamforming capabilities, digital conversion circuitry, transceiver circuitry and circuit integration. Additionally, we have a license from our former parent, ATL, to use certain ATL technology and ATL technological developments in our hand-carried products. This license is exclusive through April 5, 2003, and nonexclusive after that date. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to, and the distribution of, our product designs, documentation and other proprietary information, as well as the designs, documentation and other information that we license from others.

Our efforts afford only limited protection and may not adequately protect our rights to the extent necessary to sustain any competitive advantage we may have. Despite our efforts to protect our intellectual property, we may experience:

•	unauthorized use of our technology by competitors;

•	independent development of the same or similar technology by a competitor, coupled with a lack of enforceable patents on our part;

•	failure of our pending patent applications to result in issued patents;

•	successful interference actions to our patents or successful oppositions to our patents and patent applications;

•	unauthorized disclosure or use of our proprietary information by former employees or affiliates; and

•	failure by our commercial partners to comply with their obligations to share technology or use our technology in a limited manner.

Policing unauthorized use of our intellectual property will be difficult and may be cost-prohibitive. We may fail to prevent misappropriation of our technology, particularly in countries where the laws may not protect our proprietary rights to the same extent as do the laws of the United States. If we cannot prevent other companies from using our proprietary technology or if our patents are found invalid or otherwise unenforceable, we may be unable to compete effectively against other manufacturers of ultrasound devices, which could decrease our market share.

If we are involved in intellectual property claims and litigation, the proceedings may divert our resources and subject us to significant liability for damages, substantial litigation expense and the loss of our proprietary rights.

In order to protect or enforce our patent rights, we may initiate patent litigation. In addition, others may initiate patent litigation against us. We may become subject to interference proceedings conducted in patent and trademark offices to determine the priority of inventions. There are numerous issued and pending patents in the medical device field. The validity and breadth of medical technology patents may involve complex legal and factual questions for which important legal principles may remain unresolved. In addition, because patent applications can take many years to result in issued patents and are maintained in confidence by the U.S. Patent and Trademark Office while pending, there may be currently pending applications of which we are unaware, which may later result in issued patents that our products may infringe. There could also be existing patents of which we are not aware that one or more of our products may infringe. Litigation may be necessary to:

•	assert or defend against claims of infringement;

•	enforce our issued and licensed patents;

•	protect our trade secrets or know-how; or

•	determine the enforceability, scope and validity of the proprietary rights of others.

We may become involved in the defense and prosecution, if necessary, of intellectual property suits, patent interferences, opposition proceedings and other administrative proceedings. For example, on July 24, 2001, Neutrino Development Corporation filed a complaint against us, which alleged that our sale and manufacture of our hand-carried ultrasound devices infringed upon a patent held by Neutrino. We responded to the claim, asserting alternative defenses of noninfringement and patent invalidity. In addition, we filed a counterclaim seeking a declaratory judgment of noninfringement and invalidity regarding Neutrino’s patent. We also defeated Neutrino’s request for a preliminary injunction preventing us from manufacturing and selling our products for the duration of the litigation. On February 20, 2002, in what is known as a “Markman” hearing, the parties presented their arguments regarding the proper construction of Neutrino’s patent claims. The court has not yet ruled on the issues presented in that hearing, and may issue a ruling at any time. Although we continue to vigorously defend ourselves against this claim, this litigation may result in an adverse judgment against us. Sales of the allegedly infringing products represented virtually all of our revenue for the quarter ended March 31, 2002 and the years ended December 31, 2001, 2000 and 1999. Through March 31, 2002, we had incurred approximately $900,000 in defense of this claim, and we expect to incur additional substantial litigation expenses until the claim is resolved.

Our involvement in intellectual property claims and litigation could:

•	divert existing management, scientific and financial resources;

•	subject us to significant liabilities;

•	allow our competitors to market competitive products without obtaining a license from us;

•	cause product shipment delays and lost sales;

•	require us to enter into royalty or licensing agreements, which may not be available on terms acceptable to us, if at all; or

•	force us to discontinue selling or modify our products, or to develop new products.

The termination or other loss of our license to use certain ATL technology would significantly impair our ability to manufacture, market and sell our products.

We license certain technology from ATL that is incorporated into our single technology platform, and we use this ATL technology in all of our hand-carried ultrasound imaging devices. Virtually all of our revenue is attributable to products incorporating this ATL technology.

ATL may terminate our license in the event of an uncured material default by us in our obligations under the license agreement. Although many key aspects of our technology platform—including the high level of miniaturization that allows us to manufacture high performance, hand-carried, all-digital ultrasound imaging devices—are independently owned by us under the terms of our spin-off from ATL, the termination or other loss of our license to use ATL technology would significantly impair our ability to manufacture, market and sell our products. If this happens, we may be unable to generate sufficient revenue to maintain our business.

If healthcare reimbursement practices or reform restricts coverage available to our customers for the use of our products, we may experience limited market acceptance of our products.

Market acceptance of our products depends in part on the extent to which our customers will receive reimbursement for the use of our products from governmental authorities, private health insurers and other third-party payors. Our customers currently receive reimbursement for ultrasound procedures performed using our products consistent with reimbursement criteria applicable to ultrasound procedures generally. The continuing efforts of governmental authorities, private health insurers and other thirdparty payors to contain or reduce the costs of healthcare through various means may, however, limit market acceptance of our products. Increasing efforts by governmental and third-party payors, such as

Medicare, private insurance plans and managed care organizations, to contain or reduce healthcare costs may affect our ability to market our current products, commercialize our potential products and become profitable. Reimbursement coverage, to the extent available, may not be adequate to enable us to achieve market acceptance of our products. In addition, we believe that third-party payors will attempt to reduce healthcare costs by limiting both coverage and level of reimbursement for new products cleared by the FDA or comparable foreign agencies. Our products enable new kinds of medical procedures involving novel ultrasound applications for which there is no reimbursement history. The efforts of government and third-party payors to contain or reduce the cost of healthcare could restrict physicians’ and other healthcare providers’ willingness to select our products and implement new ultrasound procedures, which could delay or reduce market acceptance of our products.

Additionally, there has been and will continue to be a number of federal and state proposals to implement government controls on pricing. The existence and adoption of these proposals could affect our ability to successfully market our current products and commercialize new products.

Compliance with governmental regulation of our business could be costly and time-consuming, and could prevent us from introducing new products in a timely manner.

Our products, our manufacturing activities and the manufacturing activities of our third-party medical device manufacturers are subject to extensive regulation by a number of governmental agencies, including the FDA and comparable international agencies. Our third-party manufacturers and we are or will be required to:

•	obtain prior clearance or approval from these agencies before we can market and sell our products;

•	undergo rigorous inspections by domestic and international agencies; and

•	satisfy content requirements for all of our sales and promotional materials.

Compliance with the regulations of these agencies, including the Environmental Protection Agency and the Occupational Safety and Health Administration, may require us to incur substantial costs and may delay or prevent the introduction of new or improved products. We may be subject to fines, sanctions, including the temporary or permanent suspension of operations, product field actions, criminal prosecution and marketing restrictions, if we fail to comply with the laws and regulations pertaining to our business. Our third-party medical device manufacturers may also be subject to the same sanctions and, as a result, may fail to supply us with components required to manufacture our products.

Product liability and other claims and product field actions could increase our costs, delay or reduce our sales and damage our reputation, which could significantly impair our financial condition.

Our business exposes us to the risk of product liability, malpractice or warranty claims inherent in the sale and support of medical device products, including those based on claims that the use or failure of one of our products resulted in a misdiagnosis or harm to a patient. Such claims may damage our reputation by raising questions about our products’ safety and efficacy, and could interfere with our efforts to market our products. Although to date we have not been involved in any medical malpractice or product liability litigation, we may incur significant liability if such litigation were to occur. We may also face adverse publicity resulting from product field actions or regulatory proceedings brought against us. Although we currently maintain liability insurance in amounts we believe are commercially reasonable, any product liability we incur may exceed our insurance coverage. Liability insurance is expensive and may cease to be available on acceptable terms, if at all. A product liability or other claim or product field action not covered by our insurance or exceeding our coverage could significantly impair our financial condition. In addition, a product field action or a liability claim against us could significantly harm our reputation and make it more difficult to obtain the funding and commercial relationships necessary to maintain our business.

If our stock price continues to be volatile, your shares may decline in value.

The market price for our common stock, as well as for securities of emerging growth companies generally, has been volatile in the past and is likely to continue to be volatile. You may be unable to resell your shares at or above the price you paid due to a number of factors, many of which are beyond our control, including:

•	the difference between quarterly operating results and those expected by investors or securities analysts;

•	changes in earnings estimates by analysts;

•	the loss of significant orders;

•	announcements of technological innovations or new products by our competitors;

•	changes in the structure of healthcare financing and payment systems;

•	general conditions in the medical industry or global economy;

•	a lack of liquidity in the market for our stock; and

•	significant sales of our common stock by one or more of our shareholders.

Our future capital-raising activities could involve the issuance of equity securities, which would dilute your investment and could result in a decline in the trading price of our common stock.

To meet our long-term funding requirements, we may sell securities in the public or private equity markets if and when conditions are favorable, even if we do not have an immediate need for additional capital at that time. Furthermore, we may enter into financing transactions at prices that represent a substantial discount to market price. Raising funds through the issuance of equity securities will dilute the ownership of our existing shareholders. A negative reaction by investors and securities analysts to any sale of our equity securities could result in a decline in the trading price of our common stock.

If we incur tax liability in connection with our spin-off from ATL, we would be required to pay a potentially significant expense, which would diminish our financial resources.

Our spin-off was treated by ATL as a tax-free spin-off under Section 355 of the Internal Revenue Code of 1986. If ATL were to recognize taxable gain from the spin-off, the Internal Revenue Service, or IRS, could impose that liability on any member of the ATL consolidated group as constituted prior to the spin-off, including us. Generally, the IRS may assert that our spin-off from ATL is a taxable transactionuntil the expiration of the statute of limitations applicable to ATL with respect to the spin-off transaction. The expiration of the statute of limitations with respect to the spin-off transaction depends upon the actions and tax filings of ATL and the special rules applicable to spin-offs in general, which special rules could result in the extension of the general statute of limitations for an indefinite period of time. In the event of a tax liability, ATL has agreed to cover 85% of any such liability, unless the tax is imposed due to our actions solely or by ATL solely, in which case, we have agreed with ATL that the party who is solely at fault shall bear all of the tax liability. We are unaware of any actions that would result in a tax liability to us under the indemnity agreement regarding the spin-off transaction. We are aware that ATL was acquired in a transaction subsequent to the spin-off transaction, which could potentially result in the spin-off being treated as a taxable transaction, but which resulting tax liability in our view would be the sole responsibility of ATL pursuant to our agreement with ATL. ATL may refuse, however, to indemnify us for a tax liability arising out of the spin-off transaction or may argue that it did not cause the tax liability to be imposed. In such event, we may incur a significant expense for all or a portion of the taxes related to the spin-off.

If our expenses exceed our revenue and we fail to obtain timely additional financing, we could experience delays or reductions in our product development and sales efforts, which would impair our operating results.

To date, our revenue has been insufficient to cover the expenses of our operations. Our future revenue may continue to be insufficient to support the expenses of our operations and the expansion of our business. We may therefore need additional equity or debt capital to finance our operations as we develop our products and expand our sales. To date, our capital requirements have been met primarily by the sale of equity, sales revenue and contributions by ATL in connection with our spin-off. Specifically, in August 2001, we raised net proceeds of $23.1 million through the sale of 1,666,667 shares of our common stock, in November 1999, we raised net proceeds of $29.3 million through the sale of 1,250,000 shares of our common stock and in April 1999, we raised net proceeds of $35.4 million through the sale of 2,990,000 shares of our common stock. In connection with the spin-off, we received $30 million in contributed capital from ATL. ATL has no further obligations to provide us with funding, and we do not expect any future funding from this source. Therefore, if we require additional financing, we would need to explore other sources of financing, including public equity or debt offerings, private placements of equity or debt and collaborative or other arrangements with corporate partners. Financing may be unavailable when needed or may be unavailable on acceptable terms. If we fail to obtain financing, we may be required to delay, reduce or eliminate some or all of our research and development and sales and marketing efforts, and our business could fail.

The concentrated ownership of our common stock could delay or prevent a change of control, which could cause a decline in the market price of our common stock.

As of December 31, 2001, our executive officers, directors and affiliated entities together beneficially owned approximately 5% of the outstanding shares of our common stock. Four other shareholders owned in the aggregate approximately 42% of the outstanding shares of our common stock. Among these shareholders, the State of Wisconsin Investment Board, or SWIB, owned approximately 17.2% of the outstanding shares of our common stock and WM Advisors owned approximately 11.6%. As a result, these shareholders or any other concentrated owner may be able to exert significant influence over all matters requiring shareholder approval, including the election of directors, matters relating to the attraction and retention of employees, and approval of significant corporate transactions that could include certain matters relating to future financing arrangements and unsolicited tender offers. This concentration of ownership may delay, deter or prevent a third party from acquiring control over us at a premium over the then-current market price of our common stock, which could result in a decline in our stock price.

Our restated articles of incorporation, our bylaws, Washington law and some of our agreements contain provisions that could discourage a takeover and prevent shareholders from receiving a premium for their shares.

There are provisions in our restated articles of incorporation, our bylaws and Washington law that make it more difficult for a third party to obtain control of us, even if doing so would be beneficial to our shareholders.

Additionally, our acquisition may be made more difficult or expensive by the following:

•	change of control provisions in our license agreement with ATL, which require us to pay ATL:

•
$150 million if, prior to April 6, 2003, any single person or entity obtains, directly or indirectly, voting control of a majority of our common stock or the power to elect our entire board of directors; or

•
$75 million if, at any time between April 6, 2003 and April 6, 2006, any single person or entity engaged in the medical diagnostic imaging business, other than through the sale or manufacture of our products, obtains, directly or indirectly, voting control of a majority of our common stock or the power to elect our entire board of directors;

•	acceleration provisions in benefit plans and change-in-control agreements with our employees; and

•
our shareholder rights plan, which is designed to dilute a hostile acquiror’s interest so that the acquisition becomes prohibitively expensive. Under our rights plan, each of our shareholders has one share purchase right for each share of common stock held, with each right having an exercise price approximating our board of directors’ estimate of the long-term value of one share of our common stock. The rights are triggered if an acquiror acquires, or successfully makes a tender offer for, 15% or more of our outstanding common stock. In such event, each shareholder other than the acquiror would have the right to purchase, at the exercise price, a number of newly issued shares of our capital stock at a 50% discount. If the acquiror were to acquire 50% or more of our assets or earning power, each shareholder would have the right to purchase, at the exercise price, a number of shares of acquiror’s stock at a 50% discount. Our board of directors may redeem the rights at a nominal cost at any time before a person acquires 15% or more of our outstanding common stock, which allows board-approved transactions to proceed. In addition, our board of directors may exchange all or part of the rights (other than rights held by the acquiror) for such number of shares of our common stock equal in value to the exercise price. Such an exchange produces the desired dilution without actually requiring our shareholders to purchase shares. Our rights plan excludes SWIB’s ownership of our common stock so long as such ownership does not reach 20% of our outstanding common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this prospectus and the documents incorporated by reference, including the documents listed below in the section entitled “Where You Can Find More Information,” contain forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our plans, objectives, expectations and intentions and other statements that are not historical facts. Words such as “believe,” “anticipate,” “expect” and “intend” may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties, and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the factors described in the section entitled “Risk Factors” in this prospectus.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the Securities and Exchange Commission, or SEC, after the date of this prospectus.

SELLING SHAREHOLDERS

The following table provides information regarding the selling shareholders and the number of shares of common stock they are offering. The percentage ownership data is based on 14,076,789 shares of our common stock issued and outstanding as of May 24, 2002. Under the rules of the SEC, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. Shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options, but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes below, we believe that the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned.

The shares of common stock covered by this prospectus may be sold by the selling shareholders, by those persons or entities to whom they transfer, donate, devise, pledge or distribute their shares or by other successors in interest. The information regarding shares beneficially owned before the offering represents shares owned prior to the initial filing of the registration statement with respect to this offering on August 29, 2001. The information regarding number of shares being offered represents the total number of shares being offered by the selling shareholders in this offering, and may include shares already sold by the selling shareholders after the initial filing of the registration statement but prior to the date of this prospectus. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by each of the selling shareholders, and reflects, as applicable, other shares bought or sold by the selling shareholders after the initial filing of the registration statement but prior to the date of this prospectus.

	Name and Address	Number of Shares Beneficially Owned Before Offering	Number of Shares Being Offered	Shares Beneficially Owned After Offering
				Number	Percent
1.	State of Wisconsin Investment Board	1,955,477	1,333,333	802,144	5.7%
	121 East Wilson Street
	Madison, WI 53702
2.	Pacific Asset Partners, LP	112,076	66,667	34,800	*
	222 Kearney Street
	Suite 204
	San Francisco, CA 94108
3.	Summit Capital Partners, LP	302,867	266,667	0	*
	Two Union Square
	601 Union Street
	Suite 3900
	Seattle, WA 98101

*Less	than 1%.

Except as a shareholder, no selling shareholder has had any material relationship with SonoSite or any of its affiliates within the past three years.

The selling shareholders have represented to us that they purchased their shares for their own account, for investment only and not with a view toward publicly selling or distributing them, except in sales either registered under the Securities Act of 1933, or Securities Act, or exempt from registration. In recognition of the fact that the selling shareholders, even though purchasing their shares for investment, may wish to be legally permitted to sell their shares when they deem appropriate, we agreed with the selling shareholders to file a registration statement to register the shares for resale and to prepare and file all amendments and supplements necessary to keep the registration statement effective until the earlier of the date on which the selling shareholders may resell all the shares covered by the registration statement without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect and the date on which the selling shareholders have sold all the shares covered by the registration statement.

PLAN OF DISTRIBUTION

The selling shareholders, which term includes those individuals and entities to which the selling shareholders named on page 16 of this prospectus or their transferees, donees, devisees, pledgees or distributees may transfer, gift, devise, pledge or distribute the shares of common stock covered by this prospectus, may sell the shares of common stock offered by this prospectus from time to time, in one or more transactions. The selling shareholders may sell the shares at fixed prices that may change, at market prices at the time of sale or at negotiated prices. The selling shareholders may sell the shares

•	through the Nasdaq National Market or any other national securities exchange;

•	in privately negotiated transactions; or

•	through a combination of these transactions.

The selling shareholders may sell any shares covered by this prospectus that qualify for sale under Rule 144 of the Securities Act in transactions complying with Rule 144, rather than through this prospectus. We will not receive any proceeds from the sale of the shares by the selling shareholders.

The selling shareholders may sell the shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers. Any broker-dealer may act as a broker-dealer on behalf of a selling shareholder in connection with the offering of the shares. Any broker-dealers who assist in the sale of the shares covered by this prospectus may be considered “underwriters” within the meaning of Section 2(11) of the Securities Act. Any commissions they receive or profits they earn on the resale of the shares may be underwriting discounts and commissions under the Securities Act.

Some of the selling shareholders may distribute their shares from time to time to their limited or general partners, who may then sell those shares under this prospectus. Some of these limited or general partners may in turn make further distributions of their shares from time to time, and the distributees of these shares may in turn sell the shares under this prospectus.

If required, we will distribute a supplement to this prospectus to describe any material changes in the terms of the offering. We have the right to suspend the use of this prospectus for up to 30 days if we notify the selling shareholders that our board of directors has determined that there exists a significant business purpose for such suspension, such as pending corporate developments, public filings with the SEC or similar events.

Subject to limited exceptions, we have agreed to bear all expenses in connection with the registration and sale of the shares being offered by the selling shareholders. The selling shareholders will pay any brokerage commissions and similar expenses attributable to the sale of the shares. We have also agreed to indemnify the selling shareholders against specified liabilities they incur in connection with an actual or alleged untrue statement or omission of a material fact in the registration statement, including liabilities under the Securities Act. The selling shareholders have agreed to indemnify us against specified liabilities we incur in connection with an actual or alleged untrue statement or omission of a material fact in the registration statement, including liabilities under the Securities Act, to the extent that such actual or alleged untrue statement or omission of material fact was made in reliance upon and in conformity with information furnished to us by or on behalf of the selling shareholders for use therein.

The selling shareholders may be unable or elect not to sell any or all of the shares covered by this prospectus.

LEGALITY OF COMMON STOCK

Orrick, Herrington & Sutcliffe LLP, Seattle, Washington has provided the selling shareholders with an opinion that the shares of common stock offered by this prospectus are duly authorized, validly issued, fully paid and nonassessable.

EXPERTS

Our consolidated financial statements and schedule as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference into this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, which is also incorporated by reference into this prospectus, and upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. The SEC’s website contains reports, proxy statements and other information regarding issuers, such as SonoSite, that file electronically with the SEC. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the SEC’s Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

The SEC allows us to “incorporate by reference” into this prospectus the information we have filed with the SEC. Any information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference into this prospectus the information contained in documents listed below, which is considered to be a part of this prospectus:

•
Our annual report on Form 10-K/A for the year ended December 31, 2001, which contains audited consolidated financial statements for the most recent fiscal year for which we have filed audited consolidated financial statements;

•
The description of our common stock contained in our registration statement on Form 10 filed on February 13, 1998, and two amendments to such Form 10 filed on March 19, 1998 and March 31, 1998, under Section 12(g) of the Securities Exchange Act of 1934, or Exchange Act;

•	Our definitive proxy statement dated March 25, 2002, relating to our April 30, 2002 annual meeting of shareholders;

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2002, filed on May 13, 2002;

•	All other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2001.

We also incorporate by reference all documents we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the filing of a post-effective amendment that indicates that the securities offered by this prospectus have been sold or that deregisters the securities covered by this prospectus then remaining unsold. The information contained in any such filings will be deemed to be a part of this prospectus, commencing on the dates on which the documents are filed.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address.

SonoSite, Inc.
Michael J. Schuh
21919 30th Drive SE
Bothell, Washington 98021-3904
(425) 951-1200

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The following table lists the costs and expenses payable by the registrant in connection with the sale of the common stock covered by this registration statement. All amounts are estimates except for the SEC registration fee and the Nasdaq additional listing fee.

SEC registration fee	$9,867
Nasdaq additional listing fee	16,667
Printing and engraving expenses	5,000
Legal fees and expenses	20,000
Accounting fees and expenses	10,000
Miscellaneous fees and expenses	1,466

Total	$63,000

Item 15.    Indemnification of Directors and Officers

Article VI of the registrant’s Restated Articles of Incorporation provides that the registrant may indemnify and hold harmless to the fullest extent provided by the Washington Business Corporation Act, or the WBCA, or other applicable law, each person who was or is made a party to or is threatened to be made a party to or is involved (including, without limitation, as a witness) in any actual or threatened action, suit or other proceeding, whether civil, criminal, derivative, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the registrant or, being or having been such a director, officer, employee or agent, he or she is or was serving at the request of the registrant as a director, officer, employee, agent, trustee or in any other capacity of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action or omission in an official capacity or in any other capacity while serving as a director, officer, employee, agent, trustee or in any other capacity while serving as a director, officer, employee, agent, trustee or in any other capacity, against all expense, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, Employee Retirement Income Security Act of 1974 excise taxes or penalties and amounts to be paid in settlement) actually or reasonably incurred or suffered by such person in connection therewith. Such indemnification may continue as to a person who has ceased to be a director, officer, employee or agent of the registrant and shall inure to the benefit of his or her heirs and personal representatives.

The registrant may pay the expenses of a director, officer, employee or agent of the registrant incurred in defending any such proceeding in advance of the final disposition of any such proceeding; provided, however, that the payment of such expenses in advance of the final disposition of a proceeding shall be made to or on behalf of a director, officer, employee or agent only upon delivery to the registrant (a) of an undertaking, by or on behalf of such director, officer, employee or agent, to repay all amounts so advanced if it shall ultimately be determined that such director, officer, employee or agent is not entitled to be indemnified under the registrant’s Restated Articles of Incorporation or otherwise, which undertaking may be unsecured and may be accepted without reference to financial ability to make repayment and (b) a written confirmation by such director, officer, employee or agent of his or her good-faith belief that he or she has met the standard of conduct in the WBCA.

No indemnification shall be provided under the registrant’s Restated Articles of Incorporation to any such person if the registrant is prohibited by the WBCA or other applicable law as then in effect from paying such indemnification. The WBCA (Sections 23B.08.500 through 23B.08.600 of the Revised Code of Washington) authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities arising under the Securities Act.

The WBCA includes a provision (Section 23B.08.320 of the Revised Code of Washington) that permits a corporation to limit a director’s liability to the corporation or its shareholders for monetary damages for his or her acts or omissions as a director, except in certain circumstances involving intentional misconduct, self-dealing or illegal corporate loans or distributions, or any transaction from which the director personally benefits. Article V of the registrant’s Restated Article of Incorporation contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director’s liability to the registrant and its shareholders.

In addition, the registrant maintains an insurance policy insuring its directors and officers for certain acts or omission while acting in their official capacities.

Item 16.    Exhibits

5.1	†	Opinion of Orrick, Herrington & Sutcliffe LLP, counsel to the registrant, regarding the legality of the common stock.

23.1		Consent of KPMG LLP, Independent Auditors

23.2	†	Consent of Orrick, Herrington & Sutcliffe LLP (contained in Exhibit 5.1)

24.1	†	Power of attorney (contained on signature page)

†	Previously filed.

Item 17.    Undertakings

A.  The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment of the registration statement) that, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; or

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement;

(2)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered in such post-effective amendment, and the offering of such securities at that time shall be deemed to be the initial bona fide offering of such securities; and

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

B.  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered in the registration statement, and the offering of such securities at that time shall be deemed to be the initial bona fide offering of such securities.

C.  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereuto duly authorized, in the city of Seattle, state of Washington, on the 31st day of May, 2002.

SONOSITE, INC.

By:	/s/ KEVIN M. GOODWIN
Kevin M. Goodwin President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated below on the 31st day of May, 2002.

Name	Title

/s/ KEVIN M. GOODWIN Kevin M. Goodwin	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ MICHAEL J. SCHUH Michael J. Schuh	Vice President—Finance, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)

* KIRBY L. CRAMER Kirby L. Cramer	Chairman of the Board and Director

* Edward V. Fritzky Edward V. Fritzky	Director

* STEVEN R. GOLDSTEIN, M.D. Steven R. Goldstein, M.D.	Director

* ERNEST MARIO, PH.D. Ernest Mario, Ph.D.	Director

* WILLIAM G. PARZYBOK, JR. William G. Parzybok, Jr.	Director

Jeffrey Pfeffer, Ph.D.	Director

Jacques Souquet, Ph.D.	Director

* RICHARD S. SCHNEIDER, PH.D. Richard S. Schneider, Ph.D.	Director

* DENNIS A. SARTI, M.D. * Dennis A. Sarti, M.D.	Director

*By:	/s/ MICHAEL J. SCHUH
Michael J. Schuh Attorney-in-fact

EXHIBIT INDEX
Exhibit Number

5.1	†	Opinion of Orrick, Herrington & Sutcliffe LLP, counsel to the registrant, regarding the legality of the common stock being registered

23.1		Consent of KPMG LLP, Independent Auditors

23.2	†	Consent of Orrick, Herrington & Sutcliffe LLP (contained in Exhibit 5.1)

24.1	†	Power of attorney (contained on signature page)

†	Previously filed.